PELTHOS THERAPEUTICS INC.

STANDING WAIVER AND CONSENT OF (1) SECURITIES PURCHASE AGREEMENT DATED APRIL 16, 2025 AND (2) SECURITIES PURCHASE AGREEMENT DATED NOVEMBER 6, 2025

October 30, 2026

This STANDING WAIVER AND CONSENT OF (1) SECURITIES PURCHASE AGREEMENT DATED APRIL 16, 2025 AND (2) SECURITIES PURCHASE AGREEMENT DATED NOVEMBER 6, 2025 (this "Waiver and Consent") is entered into as of the date set forth above by and among Pelthos Therapeutics Inc., a Nevada corporation (the "Company"), LNHC, Inc., a Delaware corporation ("LNHC"), and the holder party hereto (the "Consenting Holder"). Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the applicable Securities Purchase Agreement (as defined below).

RECITALS

WHEREAS, the Company, LNHC, the Consenting Holder and certain other investors are party to that certain Securities Purchase Agreement, dated as of April 16, 2025 (as amended, the "Series A Securities Purchase Agreement"), pursuant to which the Company issued shares of its Series A Convertible Preferred Stock ("Series A Preferred Stock"), the terms of which are set forth in the Certificate of Designations of Rights and Preferences of Series A Convertible Preferred Stock of the Company filed with the Secretary of State of the State of Nevada on July 1, 2025 (as amended, including by the Certificate of Amendment thereto filed on or about the date hereof, the "Certificate of Designation");

WHEREAS, the Company, the Consenting Holder and certain other investors are party to that certain Securities Purchase Agreement, dated as of November 6, 2025 (as amended, the "Securities Purchase Agreement–Notes" and, together with the Series A Securities Purchase Agreement, the "Securities Purchase Agreements"), pursuant to which the Company issued senior secured convertible notes (as amended, including by the First Amendment to Senior Secured Convertible Notes entered into on or about the date hereof, the "Notes");

WHEREAS, Section 9(e) of the Series A Securities Purchase Agreement provides that any provision thereof may be amended by an instrument in writing signed by the BC Parties and the Required Holders (each as defined in the Series A Securities Purchase Agreement), that the Required Holders may waive any provision of the Series A Securities Purchase Agreement, and that any such amendment or waiver made in conformity with the provisions of Section 9(e) shall be binding on all Buyers and holders of Securities (each as defined in the Series A Securities Purchase Agreement);

WHEREAS, Section 10(e) of the Securities Purchase Agreement–Notes provides that any provision thereof may be amended by an instrument in writing signed by the Company and the Required Holders (as defined in the Securities Purchase Agreement–Notes), that the Required Holders may waive any provision of the Securities Purchase Agreement–Notes, and that any such amendment or waiver made in conformity with the provisions of Section 10(e)

shall be binding on all Buyers and holders of Securities (each as defined in the Securities Purchase Agreement–Notes);

WHEREAS, the Consenting Holder desires to irrevocably waive compliance with certain portions of Section 5(e) of the Series A Securities Purchase Agreement and Section 6(e) of the Securities Purchase Agreement–Notes, and to amend such Sections, as set forth herein;

WHEREAS, the Consenting Holder is a holder of Securities under the Securities Purchase Agreements, and the execution and delivery of this Waiver and Consent by the Consenting Holder, together with the Other Waivers (as defined below), is intended to satisfy the requirements of Section 9(e) of the Series A Securities Purchase Agreement and Section 10(e) of the Securities Purchase Agreement–Notes;

WHEREAS, concurrently herewith, the Company has also requested that the other holders of Securities under the Securities Purchase Agreements enter into waivers in form and substance identical to this Waiver and Consent (each, an "Other Waiver", and together with this Waiver and Consent, the "Waivers"); and

WHEREAS, the Waivers will become effective with respect to each Securities Purchase Agreement when Waivers have been executed and delivered by holders constituting the Required Holders under such Securities Purchase Agreement.

NOW, THEREFORE, in consideration of the execution and delivery of this Waiver and Consent by the Consenting Holder and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. **Waiver and Consent**.

(a) The Consenting Holder irrevocably consents and agrees, and the Series A Securities Purchase Agreement is hereby amended to provide, that upon the occurrence of a Delivery Failure and a Buy-In as contemplated by Section 5(e) of the Series A Securities Purchase Agreement, in lieu of the provisions of Section 5(e) of the Series A Securities Purchase Agreement, the provisions of Section 3(c)(ii) of the Certificate of Designation (including the Company's elections thereunder in lieu of paying the Buy-In Price in cash) shall apply with respect to the Series A Preferred Stock then held by the applicable holder, *mutatis mutandis*.

(b) The Consenting Holder irrevocably consents and agrees, and the Securities Purchase Agreement–Notes is hereby amended to provide, that upon the occurrence of a Delivery Failure (including a Notice Failure) and a Buy-In as contemplated by Section 6(e) of the Securities Purchase Agreement–Notes, in lieu of the provisions of Section 6(e) of the Securities Purchase Agreement–Notes, the provisions of Section 3(c)(ii) of the Note then held by the applicable holder (including the Company's election thereunder in lieu of paying the Buy-In Price in cash) shall apply with respect to the Notes then held by such holder, *mutatis mutandis*.

(c) This Waiver and Consent, together with the Other Waivers, is made in conformity with Section 9(e) of the Series A Securities Purchase Agreement and Section

10(e) of the Securities Purchase Agreement–Notes, applies equally to all holders of Securities thereunder, and, upon effectiveness, shall be binding on all Buyers and holders of Securities and their respective successors and assigns.

(d) Section 1(a) of this Waiver and Consent shall become effective upon the execution and delivery of Waivers by holders constituting the Required Holders under the Series A Securities Purchase Agreement, and Section 1(b) of this Waiver and Consent shall become effective upon the execution and delivery of Waivers by holders constituting the Required Holders under the Securities Purchase Agreement–Notes.

2. Governing Law. This Waiver and Consent shall be governed by and construed under the laws of the State of New York in all respects, without giving effect to conflict of law principles thereof.

3. Successors and Assigns. This Waiver and Consent shall be binding upon each of the parties hereto, each other Buyer and holder of Securities under the Securities Purchase Agreements and their respective successors, assigns, heirs, executors and administrators (if any).

4. Further Assurances. Each party hereto shall perform all further acts and execute and deliver such further documents as may be necessary or as any other party hereto may reasonably require to implement or give effect to this Waiver and Consent.

5. Severability. In case any provision of this Waiver and Consent shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

6. Amendments. This Waiver and Consent may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of each of the parties hereto.

7. Counterparts; Electronic and Facsimile Signatures. This Waiver and Consent may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Waiver and Consent may be executed and delivered electronically (including by transmission of portable document format (PDF) files) and by facsimile and, upon such delivery, such signatures will be deemed to have the same effect as if the original signature had been delivered to the other parties hereto.

[Signatures to Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Waiver and Consent as of the date set forth above.

COMPANY:

PELTHOS THERAPEUTICS INC.

By: /s/ Scott Plesha
Name: Scott Plesha
Title: Chief Executive Officer

LNHC, INC.

By: /s/ Scott Plesha
Name: Scott Plesha
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Waiver and Consent as of the date set forth above.

HOLDER:

LIGAND PHARMACEUTICALS INCORPORATED

By: /s/ Tavo Espinoza
Name: Tavo Espinoza
Title: Chief Financial Officer